Issuer Free Writing Prospectus filed pursuant to Rule 433

Supplementing the Preliminary Prospectus Supplement dated

February 20, 2015 and the Prospectus dated November 17, 2014

Registration No. 333-200314, 333-200314-01 and 333-200314-02

February 20, 2015

Pricing Term Sheet

€500,000,000 1.375% Notes due 2025

Issuer:	Tyco International Finance S.A.
Guarantors:	Tyco International plc Tyco Fire & Security Finance S.C.A.
Size:	€500,000,000
Maturity:	February 25, 2025
Coupon:	1.375%
Price to Public:	99.833% of face amount
Yield to Maturity:	1.393%
Spread to Benchmark German Government Security:	+103.8 basis points
Benchmark German Government Security:	0.500% DBR due February 15, 2025
Benchmark German Government Security Price/Yield:	101.420% / 0.355%
Mid-Swap Yield:	0.713%
Spread to Mid-Swap Yield:	+68 basis points
Interest Payment Dates:	Annually on February 25, commencing February 25, 2016
Day Count Convention:	Actual/Actual (ICMA)
Redemption Provisions:	Prior to November 25, 2024, at greater of par and a make-whole call at comparable German Government security rate +20 basis points; on and after November 25, 2024, at par; in each case, plus accrued and unpaid interest to the date of redemption.
Pricing Date:	February 20, 2015
Settlement Date:	February 25, 2015 (T+3)
Settlement:	Euroclear/Clearstream
Listing:	Application will be made to list the Notes on the New York Stock Exchange.
Common Code/ISIN/CUSIP:	119546567 / XS1195465676 / 902118BR8
Denominations:	€100,000 x €1,000
Stabilization:	Stabilization/FCA
Ratings (Moody’s / S&P / Fitch):*	A3 (negative) / BBB+ (stable) / A- (stable)
Underwriters:

Joint Book-Running Managers:

Citigroup Global Markets Limited

J.P. Morgan Securities plc

Merrill Lynch International

Co-Managers:

Barclays Bank PLC

BNP Paribas

Credit Suisse Securities (Europe) Limited

Deutsche Bank AG, London Branch

Goldman, Sachs & Co.

Morgan Stanley & Co. International plc

UBS Limited

*	Note: The security ratings set forth above are not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal by the assigning rating organization at any time.

The Issuer and the Guarantors have filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Issuer and the Guarantors have filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Limited at 1-800-831-9146 or prospectus@citi.com, J.P. Morgan Securities plc at +44-20-7134-2468 or Merrill Lynch International at 1-800-294-1322 or Dg.prospectus_requests@baml.com.

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